Eletrobrás 

DFR
Av. Pres. Vargas, 409 - 9° andar
20071-003 Rio de Janeiro RJ BR
Tel: 2514-6327 Fax: 2242-2694

03 DEC 30 7:21

CTA-DFR-14267/2003


03045405

Rio de Janeiro, December 17, 2003.

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549 USA

SUPPL

At.: Division of Corporate Finance

Ref.: Submission pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934 Centrais Elétricas Brasileiras SA – ELETROBRÁS (File n. 82-3939)

Dear Sirs,

We are furnishing this letter and the attached information pursuant to paragraph (b) of Rule 12g 3-2(b) ("the Rule") under the Securities Exchange Act of 1934.

Attached to this letter we are enclosing copy of ANNOUNCEMENT TO THE MARKET published on December 17th, 2003.

With regards,

Mary Annie Cairns Guerrero
Head of Funding and Investor Relations Department



ELETROBRÁS - Centrais Elétricas Brasileiras S.A.

Ministry of Mines and Energy

ANNOUNCEMENT TO THE MARKET

We hereby inform the Industrial Consumers creditors of Eletrobrás Compulsory Loans, Eletrobrás´ shareholders and the market in the general that the Eletrobrás board of directors approved the initial action in order to convert the credits of the compulsory loans, filed in the long term liability, in preferred "B" shares. These credits were registered since 1988 and this conversion will be made during de first semester of 2004.

As determined in the current legislation (Law Decree # 1512/76 and Law # 7.181/83) the number of shares to be delivered to the mentioned creditors of the compulsory loans will be calculated using the total amount of these credits on December 31st, 2003 as well as the book value of the shares at the same time.

As soon as the Financial Statements relating to the year of 2003 become available to the market, an Extraordinary Stockholding meeting will be scheduled to approve this conversion as well as to inform the total amount of credits to be converted and the amount of shares to be delivered to the creditors.

Rio de Janeiro, December 17th, 2003

Alexandre Magalhães da Silveira
Financial and Investor Relations Director